UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Dearborn Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable
1360 Porter Street

Address of Principal Executive Office (Street and Number)
Dearborn, Michigan 48124

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Dearborn Bancorp, Inc. (the “Company”) was not able to file timely its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 by the required due date without unreasonable effort and expense because the Company’s unaudited consolidated financial statements for the quarter ended June 30, 2011 have not been finalized. The delay in completing the financial statements is primarily attributable to the timing of the annual examination of the Company’s wholly-owned subsidiary, Fidelity Bank (the “Bank”), by the Federal Deposit Insurance Corporation (the “FDIC”). The Company anticipates filing the Quarterly Report on Form 10-Q for the period ended June 30, 2011 as soon as reasonably practicable following the FDIC’s completion of its examination report.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey L. Karafa	313	381-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experienced a net loss of $13,629,000 or $(1.78) per share for the three months ended June 30, 2010. However, until the FDIC has issued its examination report and the Company has fully assessed the impact of the information in the examination report and engaged in additional discussions with its regulators, it cannot reasonably estimate its results for the three months ended June 30, 2011.

Dearborn Bancorp, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2011	By	/s/ Jeffrey L. Karafa

Treasurer and Chief Financial Officer